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 Virtual Annual and Special Meeting of Holders of Common Shares of IAMGOLD Corporation (the "Issuer")

May 29, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

The nominees listed on the Management Information Circular dated April 23, 2024, were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	260,552,059	99.77	613,184	0.23
Christiane Bergevin	260,084,167	99.59	1,081,076	0.41
Ann K. Masse	260,344,677	99.69	820,565	0.31
Lawrence Peter O'Hagan	259,451,164	99.34	1,714,078	0.66
Kevin P. O'Kane	260,373,651	99.70	791,592	0.30
David S. Smith	260,467,763	99.73	697,480	0.27
Murray P. Suey	260,453,391	99.73	711,852	0.27
Anne Marie Toutant	260,469,439	99.73	695,804	0.27
Audra Walsh	260,302,059	99.67	863,184	0.33

Item 2:  Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
275,036,462	91.09	26,893,534	8.91

Item 3:  Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
255,764,551	97.93	5,400,692	2.07

Item 4:  Amendments to the Share Incentive Plan of the Corporation

The shareholders approved the amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation. The Corporation received the following votes with respect to the amendments to the share incentive plan:

Votes For	% For	Votes Against	% Against
253,730,072	97.15	7,435,171	2.85

Dated this 29th day of May, 2024.

IAMGOLD CORPORATION

/s/ Tim Bradburn

_____________________________

Tim Bradburn

Senior Vice President, General Counsel and Corporate Secretary